
FORM                          U.S. SECURITIES AND EXCHANGE COMMISSION

4                                     Washington, D.C.  20549                         OMB APPROVAL

                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB
Number:3235-0287
                                                                                 Expires:April 30, 1997
                    Filed pursuant to Section 16(a) of the Securities Exchange   Estimated average
burdenhours per response0.5
                         Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the
                                   Investment Company Act of 1990




  Check this box
if no longer
     subject to
Section 16.  Form 4     or Form 5
obligations may
     Continue.
See Instructions 1(b)


1.  Name and Address of     2.  Issuer Name and Ticker or Trading Symbol6.  Relationship of
Reporting
Reporting Person                 Orbit International Corp. ("ORBT")   Person to Issuer
                                                                                        (Check all applicable)         X
Director
     Binder, Mitchell                                                   10% Owner
                                                                                 X      Officer (give
                                                                             Other (specify
                                                                                                    titlebelow)
          below)Vice President - Finance and
                                                                      CFO




(Last)                      3.  IRS       4.  Statement for           7.  Individual or Joint/Group Filing
(Check applicable line)
             (First)        Number of           Month/Year
                                                                                X     Form filed by
(Middle)                    Reporting  Person      (Voluntary)March 2001one Reporting Person

c/o 80 Cabot Court                                                                    Form filed by
                                                                      more than one Reporting Person



(Street)                                   5.  If Amendment,
                                                 Date of Original
Hauppauge, New York 11788                        (Month/Year)


(City)
             (State)
                        (Zip)

                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
OR BENEFICIALLY OWNED

1.  Title of Security       2. Trans-     action     Date    (Month/      Day/   Year)3. Transaction
Code4. Securities 5.
Amount of     Securities     Beneficially                                               6. Owner-     ship     Form:
 Direct     7.  Nature
      (Instr. 3)                       (Instr. 8)Acquired             Owned at   (D) or      of Indirect
Beneficial
                                                 (A) or Disposed of (D)(Instr. 3, 4 and 5)     End of     Month
Indirect
(I)     (Instr.4)                                                                                Owner-
                                                                                             ship
                                                                      (Instr. 3              (Instr. 4)
                                                                      and 4)






                                   Code   V      Amount(A) or(D)Price













Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (CONTINUED)
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED
      (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of          2. Conversionor ExercisePrice ofDerivativeSecurity3. Trans-action4.
Transac-tion5. Number 6. Date
Exercisableand ExpirationDate (Month/Day/Year)                                 7. Title and   8. Priceof9.
Numberof
DerivativeSecuritiesBeneficiallyOwned10. Owner-ship
                      11.
Derivative Security         Date   Code   of DerivativeSecurities Acquired(A) or Amount ofat End
ofMonth  Form  Na-
      (Instr. 3)            (Month/ Day/(Instr.8)Disposed                      Derivative Security of
DerivativeSecurity:tureof In-directBen
                             Year)        of (D)                Underlying Securities    (Instr. 3 (Instr. 5)Direct
(D) ore-
                                          Instr. 3,             and 4)               (Instr. 4)     ficialOwn-ership
                                          4, and 5)                                          Indirect (I)(Instr.
                                                                                             (Instr. 4)
                                                                                                    4)








                                                      DateExer-Expira--tionTitle
                                                      cisable  Date     Amount or
                                                                        Number ofShares





                                   CodeV  (A)   (D)


Option to purchase   N/A    3/21/01J   V        333,333N/AN/A   Common  333,333N/A   166,666
    (D)
Common Stock                                                    Stock

























Explanation of Responses:

     On 6/7/00, Mitchell Binder received stock options to purchase an aggregate of 333,333 common shares of Orbit International Corp. at an exercise price of
$1.69 per share (the options
were exercisable beginning 6/7/01 to 6/7/10). On 3/21/01, such stock options were cancelled and no value was received for the cancellation.














** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                     ________________________
3/28/01

                               Signature
                                                                      Date
Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.


S:\DLB\Orbit\Form 4 - binder - Cancelled Options.wpd